RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2008-1-ICR
iShares Trust, et al.

In your letter of October 14, 2008, you request our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action against iShares Trust and iShares, Inc. (each, a "Company") under sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the Investment Company Act of 1940 (the "Act"), or rule 22c-1 under the Act if any existing or future series (each, a "Fund") of the Companies that operates as an exchange-traded fund ("ETF") in reliance upon one of certain existing exemptive orders ("Existing Orders")[1] invests in other Funds ("Underlying Funds") to seek its investment objective, as described in your letter.

As more fully explained in your letter, you state that the Existing Orders permit the Funds to operate as ETFs that seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities included in a particular benchmark index ("Index"). To meet their investment objectives and consistent with the Existing Orders, you state that the Funds at all times hold at least 80% of their assets in the component securities of the relevant Index or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. You state that certain Funds seek to track a "broad" market index comprised of many securities, while other Funds seek to track an Index that may be considered a more "narrow" segment of a broader market index comprised of fewer securities. In many cases, a broad market index may be comprised of the same components as the aggregate of two or more narrow segment indices. You state that, because each Fund holds a portfolio consisting of the securities that the Fund's investment adviser ("Adviser") believes will best replicate the performance of its Index,

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[1] Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006) (as amended, the "Prior Fixed Income Order"). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000); iShares Trust, et al., Investment Company Act Release No. 25111 (Aug. 15, 2001); and iShares, Inc., et al., Investment Company Act Release No. 25215 (Oct. 18, 2001); each order as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) and Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (Oct. 5, 2004) (collectively and as amended, "Prior Foreign Equity Orders"). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002) and iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (as amended, "Prior Domestic Equity Order"). The Prior Fixed Income Order, Prior Foreign Equity Orders, and Prior Domestic Equity Order were amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (Jan. 17, 2007) (collectively, the "Existing Orders"). In addition, the Companies obtained certain relief from section 12(d)(1) of the Act in iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) (the "Section 12(d)(1) Order").

the holdings of a Fund that seeks to track a narrow Index are generally substantially identical to a portion of the holdings of a Fund that seeks to track a broad Index of which the narrow Index is a segment. Thus, you state that a Fund (an "Upper Fund") may effectively track its benchmark Index, while operating more efficiently, by holding the shares of an Underlying Fund in proportion to the weighting of the Underlying Fund's holdings in the Upper Fund's Index instead of investing directly in the component securities of the Upper Fund's Index.

You state that the Adviser believes that an investment in one or more Underlying Funds rather than in each of the potentially hundreds of portfolio companies making up the Upper Fund's benchmark Index would greatly reduce the complexity of clearing and settling transactions in Creation Units and would facilitate creation and redemption transactions by Authorized Participants.[2] In addition, you represent that the Adviser believes that the facilitation of creation and redemption transactions by Authorized Participants will lead to more efficient secondary market trading of Fund shares, which will benefit Fund shareholders.

In order to capture these efficiencies, you propose that, instead of an Upper Fund directly investing in securities whose performance the Adviser believes will best replicate the performance of that Fund's benchmark Index, an Upper Fund would seek to meet its investment objectives by investing all or part of its assets in Underlying Funds, each of which seeks to track the performance of an Index that is a subset of the Upper Fund's Index or highly correlated to a portion of an Upper Fund's Index. You state that, but for investing in the Underlying Funds instead of the component parts of its benchmark Index, an Upper Fund would operate in a manner substantially identical to its current practices and in compliance with the terms and conditions of the Existing Order.

You argue that the proposed structure does not raise any concerns not addressed by the Existing Orders.[3] In addition, you state that before a Fund would operate as an Upper Fund, its board of directors ("Board") would determine that investing in Underlying Funds to seek the Fund's investment objective is in the best interest of the Fund and its shareholders. You also state that prior to a Fund beginning to operate as an Upper Fund, the Fund would add disclosure to its prospectus that the Fund would seek its investment objective by investing in Underlying Funds.[4]

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2 You state that an "Authorized Participant" is an institution that has entered into a participant agreement with a Company's distributor to create or redeem shares of a Fund in large aggregations ("Creation Units") through in-kind transactions at net asset value.

3 You note that condition 12 of the 12(d)(1)Order precludes any registered investment company from relying on that order to acquire shares of an Upper Fund. To underscore this provision, you state that prior to a Fund beginning to operate as an Upper Fund, the Fund will send a notice to each registered investment company that previously has entered into a participation agreement with the Fund in accordance with the Section 12(d)(1) Order informing the registered investment company that it will no longer be able to acquire shares of the Upper Fund in reliance on the Section 12(d)(1) Order.

4 In addition, you note that the Funds would include disclosure of the fund of funds arrangement in its next annual or semi-annual report following the Fund's determination to operate as an Upper Fund. The Upper Funds would also disclose their new structure on the Funds' website.

Based on all of the facts and representations made in your letter, and in particular that: (1) an Upper Fund will operate in compliance with the terms and conditions of its applicable Existing Order as discussed in this letter; and (2) before any Upper Fund relies on this letter, (i) the Board of an Upper Fund will determine that investing in Underlying Funds to seek the Upper Fund's investment objective is in the best interest of the Upper Fund and its shareholders, (ii) each Upper Fund will notify each registered investment company that previously has entered into a participation agreement with the Fund that the registered investment company will no longer be able to acquire shares of the Upper Fund in reliance on the 12(d)(1) Order and (iii) each Upper Fund will add disclosure to its prospectus and its website that it will seek its investment objective by investing in Underlying Funds, we would not recommend enforcement action to the Commission under sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the Act, or rule 22c-1 under the Act if an Upper Fund seeks to meet its investment objective by investing in Underlying Funds, and holding shares of each Underlying Fund in proportion to the weighting of the Underlying Fund's holdings in the Upper Fund's Index instead of investing directly in the component securities of its Index, as more fully described in your letter.

This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions concerning the issues presented. Any facts or representations different from those presented in your letter might result in a different conclusion.

Courtney S. Thornton
Senior Counsel
Office of Investment Company Regulation
October 22, 2008

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 14, 2008

VIA EXPRESS MAIL

Elizabeth G. Osterman
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: iShares Trust and iShares, Inc.
Operation of an ETF of ETFs

Dear Ms. Osterman:

We serve as counsel to iShares Trust and iShares, Inc. (each a "Company" and together, the "Companies"). Each Company is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "Act"). Each Company consists of individual series (each, a "Fund" and, collectively, the "Funds") that are operated as exchange traded funds ("ETFs") pursuant to a number of exemptive orders issued by the Commission applicable to one or more Funds.[1] We

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1 Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, *et. al.*, Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27417 (June 23, 2006) ("Prior Fixed Income Order"). Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 24452 (May 12, 2000), iShares Trust, *et al.*, Investment Company Act Release No. 25111 (Aug. 15, 2001) and iShares, Inc., *et al.*, Investment Company Act Release No. 25215 (Oct. 18, 2001), each as amended by iShares, Inc. *et. al.*, Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, *et. al.*, Investment Company Act Release No. 26006 (April 15, 2003) and Barclays Global Fund Advisors, *et. al.*, Investment Company Act Release No. 26626 (Oct. 5, 2004); Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc. *et. al.*, Investment Company Act Release No. 25623 (June 25, 2002) and iShares, Trust *et. al.*, Investment Company Act Release No. 26006 (April 15, 2003) ("Prior Equity Orders," together with the Prior Fixed Income Order, the "Prior Orders"). The Prior Orders were amended by Barclays Global Fund Advisors, *et al.*, Investment Company Act Release No. 27661 (Jan. 17, 2007) ("Future Funds Order," together with the Prior Orders, the "Operating Orders"). In addition, the Companies obtained certain relief from Section 12(d)(1) of the Act in iShares Trust, *et al.*, Investment Company Act Release No. 26006 (Apr. 15, 2003) (the "Section 12(d)(1) Order," together with the Operating Orders, the "Orders").

are writing to seek your assurances that you would not recommend that the Commission take any enforcement action against the Companies under Sections 2(a)(32), 5(a)(1), 17(a), 22(d) or 22(e) of the Act or rule 22c-1 under the Act if any existing or future Fund operates in reliance upon the existing Orders and invests in other Funds to seek its investment objective as described in this letter.

I. BACKGROUND

iShares Trust is organized as a Delaware statutory trust and consists of multiple Funds that currently offer shares to the public pursuant to a Registration Statement on Form N-1A. iShares, Inc. is incorporated under the laws of the State of Maryland and consists of multiple Funds that currently offer shares to the public pursuant to a Registration Statement on Form N-1A. The investment objective of each Fund is to seek to provide investment results that correspond generally to the price and yield performance of publicly traded securities included in a particular benchmark index (an "Index").

Barclays Global Fund Advisors (the "Advisor" or "BGFA") serves as the investment adviser to each Fund. The Advisor is registered under the Investment Advisers Act of 1940 and is a California corporation, with its principal office located in San Francisco, California. The Advisor is a wholly owned subsidiary of Barclays Global Investors, N.A. ("BGI"), a national banking association with trust powers, with its principal office located in San Francisco, California. BGI is a majority-owned subsidiary of Barclays Bank PLC of the United Kingdom.

II. PROPOSAL

Each Company proposes to operate certain Funds as ETFs through a fund of funds structure (each such Fund, an "Upper Fund"). Specifically, each Upper Fund would seek to meet its investment objective by investing all or part of its assets in one or more Funds (the "Underlying Funds"), each of which seeks to track the performance of a particular subset of the Upper Fund's Index or of an Index highly correlated to a portion of an Upper Fund's Index.[2]

Certain Funds seek to track an Index that may be considered a "broad" market index comprised of many securities, while other Funds seek to track an Index that may be considered a more "narrow" segment of a broader market index comprised of fewer securities. In many cases, a "broad" market index may be comprised of the same components as the aggregate of two or more "narrow" segment indices. For example, the Standard & Poor's ("S&P") Composite 1500 Index is a broad index consisting of 1500 stocks that is intended to reflect the performance of the whole U.S. stock market. The S&P Composite 1500 Index is comprised of the same stocks that, collectively, constitute the S&P 500 Composite Stock Index (the components of which track the large capitalization segment of the broader index), the S&P MidCap 400 Index (the components

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[2] The shares of each Upper Fund and Underlying Fund will be listed on a national securities exchange (an "Exchange").

of which track the mid capitalization segment of the broader index), and the S&P SmallCap 600 Index (the components of which track the small capitalization segment of the broader index). Because each Fund holds a portfolio consisting of the securities that the Advisor believes will best replicate the performance of its Index, the holdings of a Fund that seeks to track a narrow Index are generally substantially identical to a portion of the holdings of a Fund that seeks to track a broad Index of which the narrow Index is a segment. Accordingly, an Upper Fund may effectively track its benchmark Index, while operating more efficiently, by holding the shares of an Underlying Fund in lieu of securities reflecting the market segment the Underlying Fund seeks to track.

BGFA believes that a fund of funds structure will facilitate a more efficient creation and redemption process for Upper Funds by drastically reducing the number of securities that are required to create or redeem shares of an Upper Fund. For instance, in the case of an Upper Fund that seeks to track the S&P Composite 1500 Index as discussed above, the number of securities delivered in settlement of a creation transaction by an Authorized Participant,[3] or delivered in settlement of a redemption transaction to an Authorized Participant, would be reduced from over one thousand to three. The use of shares of one or more Underlying Funds rather than securities issued by potentially hundreds of portfolio companies greatly reduces the complexity of clearing and settling transactions in Creation Units and will facilitate creation and redemption transactions by Authorized Participants. BGFA believes the facilitation of creation and redemption transactions by Authorized Participants will lead to more efficient secondary market trading of Fund shares, which will benefit Fund shareholders.

An Upper Fund may seek to meet its investment objective by investing substantially all of its assets in Underlying Funds, holding shares of each Underlying Fund in proportion to the weighting of the Underlying Fund's holdings in the Upper Fund's Index. The iShares S&P 1500 Index Fund, for example, could seek to track the S&P Composite 1500 Index by holding shares of the iShares S&P 500 Index Fund, the iShares S&P 400 Index Fund and the iShares S&P 600 Index Fund rather than the individual securities that constitute the S&P Composite 1500 Index.

In addition to the shares of Underlying Funds, an Upper Fund may also hold other securities in circumstances where it tracks a broad market index the performance of which cannot be adequately replicated by investments only in Underlying Funds. For example, the iShares MSCI Emerging Markets Index Fund, which seeks to track a broad index of stocks from a variety of emerging markets, could seek to do so by investing in Funds that track individual country segments of the MSCI Emerging Markets Index (*e.g.*, the iShares MSCI Taiwan Index Fund and the iShares MSCI Brazil Index Fund), but make direct investments in securities to track country segments of the MSCI Emerging Markets Index for which there is no representative Underlying Fund. The portion of the Upper Fund's portfolio that is not represented by shares of an

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3 As generally defined in the Operating Orders, an "Authorized Participant" is an institution that has entered into a participant agreement with a Company's distributor to create or redeem shares of a Fund in large aggregations ("Creation Units") through in-kind transactions at net asset value ("NAV").

Underlying Fund would be comprised of securities it would otherwise hold to reflect the corresponding country or market segment if it was not operating in a fund of funds structure.

A. Operation of the Funds

Any existing Funds that become funds of funds will, except as discussed in this letter, continue to operate in a manner substantially identical to their current practices.[4] The investment objective of each Fund will continue to be to provide investment results that correspond generally to the performance of a particular Index. In seeking to achieve its investment objective, each Fund will utilize "passive" indexing investment strategies by either fully replicating its benchmark Index or using a "representative sampling" strategy. BGFA does not believe that the use of a fund of funds structure will materially detract from any Fund's ability to track its Index.[5] Before a Fund operates as an Upper Fund, the Board will determine that investing in Underlying Funds to seek the Fund's investment objective is in the best interest of the Fund and its shareholders.

In structuring an Upper Fund, BGFA will select a mix of Underlying Fund shares (and other securities as appropriate) to create an investment portfolio designed to have the same general risk and return characteristics as the Index whose risk and return performance an Upper Fund seeks to track. BGFA will monitor the Upper Fund's portfolio and the Index on a regular basis and make changes to the Upper Fund's holdings to the extent required to track the Index. Changes to an Upper Fund's portfolio holdings may be implemented either through secondary market transactions or through the creation and redemption processes.[6] An Upper Fund would not buy and sell Underlying Fund shares for the purpose of seeking to benefit from any potential arbitrage opportunities arising from a difference between the market price of an Underlying Fund's shares and its net asset value per share.

The issuance and redemption of Creation Units by an Upper Fund will occur in a manner substantially identical to that of the existing Funds except to the extent that the securities tendered by an Authorized Participant to purchase shares of a Fund or received by an Authorized Participant in redemption of Fund shares include shares of Underlying Funds. In the same manner that each existing Fund currently operates, each Upper Fund will make available each

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4 Any future Funds that adopt a fund of funds structure will operate as ETFs in a substantially identical manner to existing Funds.

5 BGFA believes that Funds operating as Upper Funds will continue to track their Indices within historical parameters and that the predicted tracking error of such Funds will be similar to the predicted tracking error of traditional ETFs. As represented in the applications for the Orders, BGFA expects that each Fund that operates as an Upper Fund will have a tracking error relative to the performance of its Index of no more than five percent (5%).

6 BGFA would not need to buy or sell Underlying Fund shares in order to rebalance an Upper Fund's portfolio as the result of market activity so long as each Underlying Fund seeks to track a capitalization-weighted index and maintains a secondary market value that closely approximates its NAV.

day a list of the securities that need to be delivered in a creation transaction or would be delivered in settlement of a redemption. It is anticipated that, for certain Upper Funds, this list would generally consist entirely of shares of Underlying Funds, while for other Upper Funds this list would consist of a mix of Underlying Funds and other securities. In the case of an Upper Fund that holds securities other than shares of an Underlying Fund, the determination of whether such securities or Underlying Fund shares will be held will be in the sole discretion of the Advisor to the Upper Fund, and will be reflected in the published list for Creation Units. Authorized Participants will not have any ability to choose the type of security used in a creation or redemption transaction.

An Upper Fund typically will invest in Underlying Funds that seek to track the performance of indices that are subsets of the Index that the Upper Fund seeks to track. It is contemplated, however, that Upper Funds would be permitted to invest in Underlying Funds that seek to track the performance of indices that are not technically segments of the Index that the Upper Fund seeks to track, provided that BGFA determines that doing so would be in the best interests of the Upper Fund and consistent with its investment objectives.[7]

Consistent with the representations made in the applications relating to the Operating Orders, an Upper Fund—whether it invests directly or indirectly by holding shares of an Underlying Fund—will be invested substantially in the securities constituting the Index that the Upper Fund seeks to track or securities with economic characteristics similar to those included in the Index, as described in such Operating Orders.[8]

Prior to a Fund beginning to operate as an Upper Fund, the Fund will add disclosure to its prospectus (in the form of a supplement or amendment to its registration statement) and disclose on its website that it will seek its investment objective by investing in Underlying Funds. The Fund also will include disclosure of the fund of funds arrangement in its next annual or semi-annual shareholder report following the Fund's determination to operate as an Upper Fund.

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7 This could occur if an Underlying Fund seeks to track an Index that is not a segment of the Upper Fund's Index but is very highly correlated with a portion of the Upper Fund's Index. The iShares Russell 3000 Index Fund, for example, which seeks to track a broad market index of U.S. stocks, could invest in the iShares S&P 500 Index Fund in seeking to replicate the performance of a portion of its Index. Although the S&P 500 Composite Stock Index is not a segment of the Russell 3000 Index, the component stocks of the S&P 500 Composite Stock Index generally are also components of the Russell 3000 Index. As a result, the performance of the S&P 500 Composite Stock Index is generally highly correlated with the performance of the corresponding portion of the Russell 3000 Index.

8 The application relating to the Future Funds Order, for example, represented in footnote 32 that the Funds would at all times hold at least 80% of their assets in the component securities of the relevant Index or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

B. Availability of Information Regarding Underlying Funds and Indices

BGFA expects that information for each Upper Fund will be made available in the same manner as that described in the Orders. It is proposed that the Intraday Optimized Portfolio Value ("IOPV") of each Upper Fund would be based on the current market price of any Underlying Fund shares rather than the portfolio holdings of any Underlying Funds (as well as on the market price of any other portfolio securities held by the Upper Fund).[9] Because shares of the Underlying Funds all trade on U.S. security exchanges, their prices are easily available for purposes of calculating IOPVs and Authorized Participants and other market participants have a variety of ways to access them.

Both the Upper Funds and the Underlying Funds will be fully transparent to the same extent as existing Funds. As noted above, creation and redemption baskets for the Upper Funds and the Underlying Funds will be published on a daily basis. The website for each Fund will continue to contain substantially the same types of information it has historically contained, including all information required by Commission exemptive orders, but it is anticipated that the information provided for each Upper Fund will include not only the Upper Fund's actual holdings (including any Underlying Funds) but also *pro forma* information regarding the holdings and investment exposure of the Upper Fund (such as sector allocation, credit rating or weighted average maturity, as applicable) based on looking through each Underlying Fund to its portfolio holdings.[10]

III. BENEFITS OF THE PROPOSAL

BGFA believes that participation in a fund of funds structure may increase the asset levels of the Underlying Funds, which may result in the potential for economies of scale. Additionally, arbitrage trading of the shares of Upper Funds will likely cause increased trading in the shares of Underlying Funds and generate additional liquidity in the market for Underlying Funds. In addition, because sophisticated arbitrage traders will have the opportunity to take advantage of any pricing discrepancies that develop between the value of an Upper Fund's shares and an Underlying Fund's shares, in addition to any discrepancies that develop between the value of either Fund's shares and its underlying portfolio securities, trading efficiency should be enhanced. Similar to current trading in Fund shares, BGFA expects that arbitrage opportunities will exist in the market pricing of Upper Fund shares and that market participants will take advantage of such opportunities. BGFA believes trading based on such arbitrage opportunities

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9 BGFA believes basing IOPV calculations of Upper Funds on the market price of Underlying Fund shares would provide more useful information to market participants than IOPV calculations based on the Underlying Fund's portfolio holdings because the market price of Underlying Fund shares is determined during U.S. trading hours while the most recent market price for many non-U.S. holdings of Underlying Funds may be stale during U.S. trading hours.

10 Such disclosure will distinguish between actual and *pro forma* holdings information in a manner that makes clear that the Upper Fund operates through a fund of funds structure.

will help facilitate efficient pricing not only of the Upper Fund shares but also of the shares of each Underlying Fund. Consequently, BGFA expects that both the Upper Funds and Underlying Funds will trade at or close to their NAV and that the trading premiums or discounts on the Funds will be similar or better than those historically experienced by such Funds.

The ability to submit or receive relatively few easily tradable securities (*i.e.*, shares of the Underlying Funds) as part of the creation or redemption process rather than a basket of hundreds, or even thousands, of securities is expected to decrease the costs of creation and redemption activity, especially for Funds that have portfolio holdings subject to substantial stamp (transaction) taxes or other restrictions in their home markets. In addition, the shares of Funds all settle in a similar manner, whereas the shares of a Fund's underlying portfolio holdings (particularly non-U.S. portfolio holdings) may not. The relative ease of settling transactions in Creation Units after a fund of funds structure is implemented may cause certain Authorized Participants to engage in such transactions for certain Funds that are currently beyond their operational capabilities. Consequently, the operation of the Funds proposed by BGFA is expected to further improve the efficiency of the creation and redemption process for both the Upper Funds and Underlying Funds.

IV. LEGAL ANALYSIS OF FUND OF FUNDS STRUCTURE

As discussed above, the Upper Funds will operate in substantially the same manner as Funds making direct investments in securities, with the primary difference being that the Upper Funds will include Underlying Fund shares in their investment portfolios and in-kind creations and redemptions of Upper Fund shares may be made, in whole or in part, in shares of the Underlying Funds rather than the securities underlying the Index of the Upper Fund. An Upper Fund will be operated in compliance with the terms and conditions of the existing Orders. The proposed structure does not raise any concerns not addressed by the existing Orders.

A. Existing Relief

1. The Operating Orders

a. Sections 5(a) and 2(a)(32) of the Act

The Companies and the Advisor (the "BGI Entities") received an exemption from Section 5(a) and Section 2(a)(32) of the Act to permit the Companies to operate as open-end funds but redeem the shares of a Fund only in Creation Units. In reliance on that exemption, the Upper Funds will only permit direct purchases and redemptions in Creation Units. The only difference from current arrangements will be that the securities delivered or received in Creation Unit transactions may include shares of the Underlying Funds. Due to their listing on an Exchange, shares of the Underlying Funds will be liquid and traded at prices determined by market forces. In addition, as described above, the same arbitrage opportunities that exist for traditional ETFs will be available for shares of the Upper Funds, resulting in market price deviations from NAV that are expected to be similar to those of existing ETFs.

b. Section 22(d) and Rule 22c-1 under the Act

The BGI Entities received an exemption from Section 22(d) and Rule 22c-1 to permit a dealer to sell shares of a Fund at a price other than as currently described in the prospectus of the Fund and different from its NAV. The relief requested was necessary because shares of the Funds trade on an Exchange at negotiated prices. In this regard, the Order was based in part on the conclusion that secondary market trading in shares of the Funds would not cause dilution for shareholders because such transactions would not directly involve the assets of the Funds. Additionally, it was recognized that to the extent different prices of shares of a Fund existed during a trading day, or from day to day, such variances would be the result of third-party market forces such as supply and demand and not preferential treatment by affiliated dealers.

The same facts are present in the proposed transactions. Shares of the Funds will be listed on an Exchange and trade at negotiated prices based on market forces. The fact that some or all of an Upper Fund's portfolio may consist of shares of an Underlying Fund should not have any bearing on the Upper Fund's shares being priced in the market by third-party participants based on supply and demand and other independent factors.

c. Section 22(e) of the Act

The BGI Entities received an exemption from Section 22(e) of the Act to permit a Fund to suspend redemptions or postpone redemption payments for up to 12 calendar days when the holiday schedule of a foreign market in which a Fund holds securities would prohibit the timely delivery of redemption proceeds. BGFA believes that the investment by the Upper Funds in Underlying Funds that may hold foreign securities will not increase the potential for a delay in paying redemption proceeds for the Upper Fund. Certain Upper Funds will primarily hold shares of Underlying Funds. Currently, all Underlying Fund shares are listed on U.S. exchanges. As a result, absent extraordinary circumstances, the payment of redemption proceeds of such Upper Fund shares will always be made within seven days.

Similarly, BGFA also believes that, under most circumstances, redemptions made from an Upper Fund that holds securities other than Underlying Fund shares will be paid within seven days. However, to the extent such an Upper Fund seeks to rely on the relief from Section 22(e), it will satisfy the relevant conditions of the Operating Orders.

d. Section 17(a) of the Act

The BGI Entities received an exemption from Section 17(a) to permit Authorized Participants that are affiliated persons of the Companies due to the acquisition of 5% or more of a Fund's shares to enter into in-kind transactions with the Companies for the purchase and redemption of Fund shares. It is possible that an Authorized Participant may acquire 5% or more of an Upper Fund's shares, causing the Authorized Participant to become affiliated with the Fund within the meaning of the Act. Under such circumstances, the Funds would rely on the Orders to permit an affiliated Authorized Participant to continue to make purchase and redemption orders in-kind. As is the case with the Underlying Funds, the sale and redemption of Creation Units of the Upper

Funds will be on the same terms for all investors and, in all cases, Creation Units will be sold and redeemed by the Funds at NAV. The securities used in creation and redemption transactions for an Upper Fund will be determined using procedures applicable to all investors, and affiliated persons of the Upper Funds will not have any advantages over other shareholders. The Upper Funds do not raise any additional issues under Section 17 of the Act that were not addressed in the Operating Orders.

2. The Section 12(d)(1) Order

In the Section 12(d)(1) Order, the Commission provided exemptive relief, subject to various conditions, to permit registered investment companies that are not part of the same group of investment companies as the Companies to acquire shares of the Funds notwithstanding the limits of Sections 12(d)(1)(A) and (B) of the Act. We note that Condition 12 of the Section 12(d)(1) Order states that "No [present or future series of the Companies] will acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by an exemptive order that allows the [series] to purchase shares of an affiliated money market fund for short-term cash management purposes." We wish to clarify that this condition does not prevent the Companies from establishing funds of funds as a general matter. Rather, this condition precludes a registered investment company from relying on the Section 12(d)(1) Order to acquire shares of an Upper Fund.

An investment company seeking to acquire shares of an Upper Fund will be aware that the limits contained in Section 12(d)(1) of the Act apply to the acquisition of such shares and that an investment company cannot purchase Upper Fund shares in excess of the Section 12(d)(1) limits in reliance on the Section 12(d)(1) Order. As stated above, each Fund serving as an Upper Fund will disclose in its prospectus that it seeks its investment objective by investing in Underlying Funds. In addition, the Section 12(d)(1) Order requires that each Fund's prospectus (or product description) clearly disclose that an investment company's acquisition of Fund shares is subject to the restrictions imposed by Section 12(d)(1) of the Act except as permitted by the Section 12(d)(1) Order. As required by the Section 12(d)(1) Order, and disclosed by the Funds, a registered investment company must enter into a participation agreement with a Fund prior to relying on the exemption provided by the Order. The participation agreement is required to state that the investment adviser and board of the investing registered investment company understand the terms and conditions of the Section 12(d)(1) Order and agree to fulfill their responsibilities under the Order. In addition, prior to a Fund beginning to operate as an Upper Fund, the Fund will send a notice to each registered investment company that has entered into a participation agreement with the Fund informing such registered investment company that it will no longer be able to acquire shares of an Upper Fund in reliance on the Section 12(d)(1) Order. The notice will be sent to the contact listed by the registered investment company in its participation agreement. Accordingly, any investment company seeking to acquire shares of an Upper Fund will have notice of the Upper Fund's operation as a fund of funds and each registered investment company seeking to rely on the Section 12(d)(1) Order would be aware of the Order's conditions.

V. CONCLUSION

For the reasons discussed above, we believe that the Companies' proposal to have certain Funds seek their investment objectives by investing in other Funds is fully consistent with the terms and conditions of the existing Orders. Accordingly, we ask that you issue a letter providing assurances that the staff would not recommend that the Commission take any enforcement action against the Companies under Sections 2(a)(32), 5(a)(1), 17(a), 22(d) or 22(e) of the Act or rule 22c-1 under the Act if any existing or future Fund operates in reliance upon the existing Orders and invests in other Funds to seek its investment objective as described in this letter.

Please contact Margery K. Neale at (212) 728-8297 or P. Jay Spinola at (212) 728-8970 if you have any questions or comments regarding this matter.

Very truly yours,

Margery K. Neale

Margery K. Neale

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